UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 46)*

KELLOGG COMPANY

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

487836108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS KELLOGG W K FOUNDATION TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 55,931,838
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 55,931,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,931,838
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on 341,281,145 shares of the Issuer’s common shares outstanding as of October 1, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2022.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS KELLOGG W K FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 55,931,838
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 55,931,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,931,838
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on 341,281,145 shares of the Issuer’s common shares outstanding as of October 1, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS STEVEN A. CAHILLANE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,112,719.4338
	6	SHARED VOTING POWER 55,931,838
	7	SOLE DISPOSITIVE POWER 1,112,719.4338
	8	SHARED DISPOSITIVE POWER 55,931,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,044,557.4338
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 341,281,145 shares of the Issuer’s common shares outstanding as of October 1, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS LA JUNE MONTGOMERY TABRON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,132.344
	6	SHARED VOTING POWER 55,931,838
	7	SOLE DISPOSITIVE POWER 25,132.344
	8	SHARED DISPOSITIVE POWER 55,931,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,956,970.344
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 341,281,145 shares of the Issuer’s common shares outstanding as of October 1, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 3, 2022.

CUSIP No. 487836108

1	NAMES OF REPORTING PERSONS RAMÓN MURGUÍA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 300
	6	SHARED VOTING POWER 55,931,838
	7	SOLE DISPOSITIVE POWER 300
	8	SHARED DISPOSITIVE POWER 55,931,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,932,138
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 341,281,145 shares of the Issuer’s common shares outstanding as of October 1, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 3, 2022.

This Schedule 13G is being filed as Amendment No. 46 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock, $.25 par value per share, of Kellogg Company (the “Shares”).

This Amendment No. 46 is being filed by the Trust on behalf of itself, W.K. Kellogg Foundation (the “Foundation”), as sole beneficiary of the Trust, and Steven A. Cahillane, La June Montgomery Tabron and Ramón Murguía, as the three individual trustees of the Trust as of December 31, 2022.

A separate Schedule 13G is being filed by The Northern Trust Corporation, as parent holding company for The Northern Trust Company, the sole corporate trustee of the Trust. Prior to Amendment No. 38 filed in February 2015, the three individual trustees of the Trust filed jointly on Schedule 13G with the sole corporate trustee.

Under the agreement governing the Trust, if a majority of the trustees of the Trust (which majority must include the corporate trustee) cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock. In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations. As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of Section 13(d) of the Act.

The number of Shares beneficially owned by each of the Trust, the Foundation, Steven A. Cahillane, La June Montgomery Tabron and Ramón Murguía, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 57,069,989.7778, which is 16.7% of the Shares outstanding. Of this amount 55,931,838 Shares, or 16.4% of the Shares outstanding, represent Shares held in the Trust, and beneficially owned by the trustees in a fiduciary capacity on behalf of the Trust.

The number of reported Shares for Steven A. Cahillane includes 924,330 Shares that he may acquire within 60 days of December 31, 2022 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans and 13,917.591 Shares that he may acquire within 60 days of December 31, 2022 pursuant to the Kellogg Company Executive Compensation Deferral Plan. The number of reported Shares for La June Montgomery Tabron includes 25,132.344 Shares held by the trustee of the Kellogg Company Grantor Trust for Non-Employee Directors that she may acquire within 60 days of December 31, 2022 pursuant to the Kellogg Company Non-Employee Director Stock Plan.

Item 1(a).	Name of Issuer:

Kellogg Company

Item 1(b).	Address of Issuer’s Principal Executive Offices

One Kellogg Square

Battle Creek, Michigan 49016-3599

Item 2(a).	Name of Persons Filing

W.K. Kellogg Foundation Trust

W.K. Kellogg Foundation

Steven A. Cahillane

La June Montgomery Tabron

Ramón Murguía

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Person Filing W.K. Kellogg Foundation Trust:	Address One Michigan Avenue East Battle Creek, MI 49017-4058

W.K. Kellogg Foundation:	One Michigan Avenue East Battle Creek, MI 49017-4058

Steven A. Cahillane:	One Kellogg Square P.O. Box 3599 Battle Creek, MI 49016

La June Montgomery Tabron:	One Michigan Avenue East Battle Creek, MI 49017-4058
Ramón Murguía:	One Michigan Avenue East Battle Creek, MI 49017-4058

Item 2(c).	Citizenship

W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Ramón Murguía:	-A Michigan Trust -A Michigan Nonprofit Corporation -U.S. Citizen -U.S. Citizen -U.S. Citizen

Item 2(d).	Title of Class of Securities

Common Stock, $.25 par value per share

Item 2(e).	CUSIP Number

487836108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable. This statement is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Item 4(a).	Amount beneficially owned:

W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Ramón Murguía:	55,931,838 55,931,838 57,044,557.4338 55,956,970.344 55,932,138

Item 4(b).	Percent of class:

W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Ramón Murguía:	16.4%* 16.4%* 16.7%* 16.4%* 16.4%*

*	Based on 341,281,145 shares of the Issuer’s common shares outstanding as of October 1, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 3, 2022.

Item 4(c).	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Ramón Murguía:	0 0 1,112,719.4338 25,132.344 300

(ii)	Shared power to vote or to direct the vote:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Ramón Murguía:	55,931,838 55,931,838 55,931,838 55,931,838 55,931,838

(iii)	Sole power to dispose or to direct the disposition of:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Ramón Murguía:	0 0 1,112,719.4338 25,132.344 300

(iv)	Shared power to dispose or to direct the disposition of:

	W.K. Kellogg Foundation Trust: W.K. Kellogg Foundation: Steven A. Cahillane: La June Montgomery Tabron: Ramón Murguía:	55,931,838 55,931,838 55,931,838 55,931,838 55,931,838

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023	W.K. KELLOGG FOUNDATION TRUST

By: THE NORTHERN TRUST COMPANY, as corporate trustee

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Sr. Vice President

W.K. KELLOGG FOUNDATION

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Attorney in fact

STEVEN A. CAHILLANE

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Attorney in fact

LA JUNE MONTGOMERY TABRON

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Attorney in fact

RAMÓN MURGUÍA

	By:	/s/ Michael A. Weiland
	Name:	Michael A. Weiland
	Title:	Attorney in fact

EXHIBITS

Exhibit Number	Title

24.1	Power of Attorney of W.K. Kellogg Foundation dated August 30, 2017 (previously filed with Amendment No. 41 to Schedule 13G filed on November 29, 2018 and incorporated herein by reference).

24.2	Power of Attorney of Steven A. Cahillane dated November 14, 2018 (previously filed with Amendment No. 42 to Schedule 13G filed on February 12, 2019 and incorporated herein by reference).

24.3	Power of Attorney of La June Montgomery Tabron dated November 14, 2018 (previously filed with Amendment No. 42 to Schedule 13G filed on February 12, 2019 and incorporated herein by reference).

24.4	Power of Attorney of Ramón Murguía dated February 6, 2019 (previously filed with Amendment No. 43 to Schedule 13G filed on February 12, 2020 and incorporated herein by reference).

99.1	Joint Filing Agreement, dated February 6, 2023, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.